UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE TECHNOLOGIES EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRANE TECHNOLOGIES PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane Technologies Employee Savings Plan
Index
December 31, 2022 and 2021

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane Technologies Employee Savings Plan
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Trane Technologies Employee Savings Plan (“the Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

FORVIS, LLP

We have served as the Plan’s auditor since 2023.

Charlotte, North Carolina

June 29, 2023

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane Technologies Employee Savings Plan
Davidson, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Trane Technologies Employee Savings Plan (the “Plan”) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Plan’s auditor from 2005 through 2023.

Charlotte, North Carolina
June 29, 2023

Trane Technologies Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Investments:
Plan's interest in Trane Technologies Employee Savings Plan Master Trust (Note 4), at fair value	$4,916,006,280	$6,119,948,329
Receivables:
Employer contributions receivable	9,589,530	8,283,698
Participant contributions receivable	5,909,292	5,577,943
Other receivable	19,276	113,160
Notes receivable from participants	36,921,260	35,506,928
Total Receivables	52,439,358	49,481,729
Net assets available for benefits	$4,968,445,638	$6,169,430,058

The accompanying notes are an integral part of these financial statements.

Trane Technologies Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2022 and 2021

	2022	2021
Additions (deductions) to net assets attributed to:
Plan's interest in investment (loss) income of the Trane Technologies Employee Savings Plan Master Trust (Note 4)	$(1,072,912,276)	$1,044,160,458
Interest income on notes receivable from participants	1,615,184	1,851,649
Contributions:
Participant	149,681,351	135,969,897
Employer	126,121,092	113,218,662
Employee rollover	21,896,363	46,993,120
Total contributions	297,698,806	296,181,679
Total (deductions) additions	(773,598,286)	1,342,193,786
Deductions from net assets attributed to:
Participant withdrawals and distributions	426,003,721	579,055,863
Administrative expenses	1,382,413	1,387,629
Total deductions	427,386,134	580,443,492
Net (decrease) increase	(1,200,984,420)	761,750,294
Net assets available for benefits
Beginning of year	6,169,430,058	5,407,679,764
End of year	$4,968,445,638	$6,169,430,058
The accompanying notes are an integral part of these financial statements.

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

1	Description of Plan
The following brief description of the Trane Technologies Employee Savings Plan (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Trane Technologies Company LLC, a U.S. subsidiary of Trane Technologies plc (Trane Technologies plc, Trane Technologies Company LLC and its participating affiliates are collectively referred to as the "Company"). The Company established the Plan effective January 1, 2003 and the Plan was last amended and restated effective January 1, 2015.
General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company is the trustee and Fidelity Workplace Services LLC is the recordkeeper of the Plan (collectively "Fidelity"). The Plan’s assets are part of the Trane Technologies Employee Savings Plan Master Trust ("Master Trust").
The Trane Technologies Benefits Administration Committee (the “Committee”), administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Trane Technologies plc Benefits Design Committee, approves recommended design changes to the Plan. The Plan requires that the Trane Technologies Stock Fund be an investment option under the Plan. The other investment options available under the Plan from time to time are selected by the Trane Technologies plc Benefits Investment Committee. The Trane Technologies plc Benefits Investment Committee monitors the investment options offered in the Plan other than those offered through the self-directed brokerage window. Participants direct investments among the Plan's investment options. The Plan is intended to meet the requirements and regulations of ERISA Section 404(c).
Contributions
For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan with a 2% pre-tax contribution on eligible compensation, as defined, and such 2% contribution is invested in a default investment option selected by the Trane Technologies plc Benefits Investment Committee. The current default investment is the applicable target retirement date fund corresponding to the employee's target retirement date based off date of birth. The employee has 30 days to opt out of auto-enrollment or to change their initial contribution percentage and investment election. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their eligible compensation, as defined in the Plan and subject to applicable U.S. Internal Revenue Code of 1986, as amended ("IRC") limits. Participants may use before or after-tax dollars, or a combination of both for elective contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants are also allowed to rollover amounts from certain other tax-qualified eligible retirement plans to the Plan.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a).
The Company contributes via matching and non-matching contributions to the Plan. Company matching contributions are 100% of participants’ contributions up to 6% of eligible compensation, as defined. All matching contributions are made in cash and invested in the same manner as the participant contributions. Additionally, participants who were hired or rehired on or after July 1, 2012 and employees who chose to receive a non-matching contribution in lieu of continuing to accrue service in their respective defined benefit plans receive a non-matching company contribution of 2% of eligible compensation, as defined, in lieu of participating in a defined benefit plan. Non-matching Company contributions are made in cash and invested in the same manner as the participant contributions. If a participant does not have an investment election on file, Company contributions are invested in the Plan's default investment fund which is the target date retirement fund corresponding to the participant's anticipated retirement date based on date of birth.

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) net of investment management fees. Each participant's account is charged for participant withdrawals and disbursements and applicable administrative expenses. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are entitled to the benefits that can be provided from their vested accounts. Participants are vested immediately in their elective contributions plus actual earnings thereon. The Company’s matching contribution portion of participants’ accounts is also immediately vested. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65 while employed, death or disability (as defined by the Plan) while employed.
Notes Receivable from Participants
Subject to certain restrictions, participants may take loans from their accounts in an amount of a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or (b) 50% of their eligible account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1.0% (rounded to the nearest 0.25%) at the time of the loan. At December 31, 2022, outstanding loans bore interest rates ranging from 3.25% to 10.00%. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1-5 years (principal residence loans may be up to 15 years). Loan terms for participants merged into the Plan remain at their original loan terms.
Forfeited Accounts
Forfeited contributions are used to reduce future employer contributions, make restorations or pay plan expenses. At December 31, 2022 and 2021, forfeited non-vested balances were $222,099 and $406,292, respectively. In 2022 and 2021, employer contributions were reduced by $1,671,626 and $1,663,718, respectively, from forfeited non-vested accounts.
Participant Withdrawals and Distributions
On termination of employment, Plan distributions may be in the form of a lump sum or in installments in such other manner that the Plan may permit (minimum distribution amount is $500). In the case of an employee’s termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, pursuant to the terms of the Plan. The participants may, under certain conditions, take in-service withdrawals from the Plan while employed, subject to limitations as to purpose and source of the funds.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are part of the Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings, expenses and changes in market value.
Investments in the Master Trust are reported at fair value as described in Note 3. The Trane Technologies plc Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns or an increase to investment losses for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Certain general administrative fees are deducted quarterly from Plan accounts and are included in these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Distributions are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts as of December 31, 2022 or 2021.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1    Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3    Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Master Trust. There have been no changes in the methodologies used as of December 31, 2022 and 2021. There have been no significant transfers between leveling categories. The following is a description of the valuation methodologies used for assets measured at fair value.
Trane Technologies Stock Fund: These assets represent an investment in real-time traded ordinary shares of the Company. The fund invests in ordinary shares of Trane Technologies plc, which is listed on the New York Stock Exchange ("NYSE") and was valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 1.
Ingersoll-Rand Stock Fund: These assets represented an investment in real-time traded ordinary shares of Ingersoll-Rand Inc. The fund was closed to any new investment and was liquidated in May 2021. The fund invested in ordinary shares and was listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE. Such assets were classified as Level 1.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily Net Asset Value ("NAV") of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Mutual funds - target date retirement funds (Puerto Rico): These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds are valued at quoted market prices in active markets and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust and investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income (loss) earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date.
Summarized Master Trust information follows at December 31:

	2022
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$510,586,152	$482,392,209
Self-directed brokerage accounts	349,789,219	342,587,152
Common collective trusts	2,921,587,549	2,803,763,363
Separate accounts	313,547,004	295,317,635
Trane Technologies Stock Fund	1,038,970,351	991,945,921
Investments, at fair value	$5,134,480,275	$4,916,006,280

	2021
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$636,037,357	$602,435,763
Self-directed brokerage accounts	475,469,935	465,358,560
Common collective trusts	3,648,771,928	3,498,579,006
Separate accounts	324,697,126	305,835,962
Trane Technologies Stock Fund	1,307,953,819	1,247,739,038
Investments, at fair value	$6,392,930,165	$6,119,948,329

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The following summarizes the net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2022	2021
Investment income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(152,958,445)	$99,337,935
Self-directed brokerage accounts	(107,708,422)	58,628,577
Common collective trusts	(647,478,904)	482,161,031
Separate accounts	(15,735,642)	2,788,723
Trane Technologies Stock Fund	(224,323,164)	389,669,471
Ingersoll-Rand Stock Fund	—	25,625,328
	(1,148,204,577)	1,058,211,065
Interest and dividend income	26,586,806	33,306,437
Total investment (loss) income	$(1,121,617,771)	$1,091,517,502

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2022:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$204,763,884	$204,763,884
Fixed income bond funds	—	—	—	108,783,120	108,783,120
Mutual funds	493,543,112	—	—	—	493,543,112
Mutual funds - target date retirement funds	17,043,040	—	—	—	17,043,040
Self-directed brokerage accounts	349,789,219	—	—	—	349,789,219
Common collective trusts:
Index funds	—	—	—	1,040,485,592	1,040,485,592
Target date retirement funds	—	—	—	1,881,101,957	1,881,101,957
Trane Technologies Stock	1,038,970,351	—	—	—	1,038,970,351
Total Investments, at fair value	$1,899,345,722	$—	$—	$3,235,134,553	$5,134,480,275

(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021
The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2021:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$186,294,434	$186,294,434
Fixed income bond funds	—	—	—	138,402,692	138,402,692
Mutual funds	616,116,542	—	—	—	616,116,542
Mutual funds - target date retirement funds	19,920,815	—	—	—	19,920,815
Self-directed brokerage accounts	475,469,935	—	—	—	475,469,935
Common collective trusts:
Index funds	—	—	—	1,397,617,161	1,397,617,161
Target date retirement funds	—	—	—	2,251,154,767	2,251,154,767
Trane Technologies Stock	1,307,953,819	—	—	—	1,307,953,819
Total Investments, at fair value	$2,419,461,111	$—	$—	$3,973,469,054	$6,392,930,165

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The U.S. Internal Revenue Service (“IRS”) has determined and informed the Company by a favorable determination letter dated April 25, 2017 that the Plan and related trust are qualified in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. Although the Plan has been amended since receiving the determination letter, Plan management, the Committee and the Plan’s counsel believe that the Plan is being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain Plan investments held in the Master Trust are managed by one or more affiliates of Fidelity. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of real-time traded ordinary shares of Trane Technologies plc. These transactions qualify as permitted party-in-interest transactions.
Additionally, notes receivable from participants are also considered to be party-in-interest transactions because they are transactions with Plan participants. Fees paid and interest earned during the year, in connection with these parties-in-interest, were based on customary and reasonable rates for such transactions.

Trane Technologies Employee Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in any unvested Company contributions in accordance with applicable law.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Trane Technologies Employee Savings Plan
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2022

Plan Sponsor: Trane Technologies Company LLC
Employer Identification: 13-5156640
Plan Number: 078

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust, 95.74% participation	**	$4,916,006,280

*	Notes receivable from participants ***	Due 01/01/23 - 11/18/39 3.25% - 10.00%	—	36,921,260

	TOTAL ASSETS (Held at End of Year)			$4,952,927,540

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments; therefore, this information is omitted.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANE TECHNOLOGIES EMPLOYEE SAVINGS PLAN

Dated: June 29, 2023	By:	/s/ Paul Longstreet
Name: Paul Longstreet Title: Chair, Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of FORVIS, LLP
23.2	Consent of Cherry Bekaert LLP